SOCIETY PASS INCORPORATED

701 S. Carson Street, Suite 200,

Carson City, NV 89701

April 18, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Society Pass Incorporated

Registration Statement on Form S-3

Filed March 31, 2023

File No. 333-271030

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Society Pass Incorporated hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 PM Eastern Time, April 20, 2023, or as soon as practicable thereafter.

Very truly yours,

Society Pass Incorporated

By: /s/ Dennis Nguyen

Dennis Nguyen

Chief Executive Officer